e-New Media Company Limited

04045193

RECEIVED
2004 SEP 30 A 10: 2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 September 2004

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.

SUPPL

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the termination of the old tenancy agreement and entering into the new tenancy agreement, dated 26 August 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 27 August 2004;

2. The Company's announcement regarding the change of auditors, dated 27 August 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 30 August 2004;

3. The Company's announcement regarding the appointment of independent non-executive director, dated 1 September 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 2 September 2004;

4. The Company's interim results announcement for the six months ended 30 June 2004, dated 20 September 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 21 September 2004;

5. The Company's announcement regarding the change in directorship, dated 21 September 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 22 September 2004; and

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

dw 9/30

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

enewmedia

e-New Media Company Limited

6. The Company's 2004 Interim Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED

Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

CONNECTED TRANSACTION
TERMINATION OF THE OLD TENANCY AGREEMENT
AND
ENTERING INTO OF THE NEW TENANCY AGREEMENT

Reference is made to the announcement of the Company dated 28 May 2003 regarding the signing of the Old Tenancy Agreement. The Board announces that the Company had entered into the Surrender Agreement with the Landlord to terminate the Old Tenancy Agreement on 26 August 2004 with immediate effect from 31 August 2004 and the New Tenancy Agreement was entered into between the same parties on 26 August 2004 whereby the Company agreed to lease the Premises (excluding the Surrendered Premises under the Old Tenancy Agreement) as its office premises from the Landlord with the monthly rent reduced from HK$157,948 under the Old Tenancy Agreement to HK$113,260 as a result of a reduction in rental areas from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

The Landlord is a company wholly-owned by Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the New Tenancy Agreement constitutes a connected transaction for the Company under Rule 14A.13 of the Listing Rules.

The total rent payable under the New Tenancy Agreement, being HK$792,820 (after taking into account of the rent free period), is less than 0.1% of the audited total assets value of the Company as disclosed in its audited account for the year ended 31 December 2003 (which is HK$1,116,997,000). Although the total rent payable under the New Tenancy Agreement is more than 0.1% of the Total Market Capitalisation (which is HK$329,471,472) and the Total Revenue (which is HK$138,600,000), it is less than 2.5% of the Total Market Capitalisation and the Total Revenue and also less than HK$1,000,000. The Company is therefore, in accordance with Rule 14A.31 of the Listing Rules, exempt from all the reporting, announcement and independent shareholders' approval requirements contained in Chapter 14A of the Listing Rules. This announcement is made for information only with the purpose to notify the public that the Old Tenancy Agreement as disclosed in the announcement of the Company dated 28 May 2003 has been terminated and to disclose information relevant to the New Tenancy Agreement.

Reference is made to the announcement of the Company dated 28 May 2003 regarding the signing of the Old Tenancy Agreement.

DETAILS OF THE NEW TENANCY AGREEMENT

The Board announces that the Company had entered into the Surrender Agreement with the Landlord to terminate the Old Tenancy Agreement on 26 August 2004 with immediate effect from 31 August 2004 and the New Tenancy Agreement was entered into between the same parties on 26 August 2004 whereby the Company agreed to lease the Premises (excluding the Surrendered Premises under the Old Tenancy Agreement) as its office premises from the Landlord with the monthly rent reduced from HK$157,948 under the Old Tenancy Agreement to HK$113,260 as a result of a reduction in rental areas from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

Under the Old Tenancy Agreement, the Company as tenant is not entitled to terminate the Old Tenancy Agreement before the expiry of the tenancy term ended 30 April 2005. The Company has requested for early termination of the Old Tenancy Agreement upon the terms of the Surrender Agreement pursuant to which the Company has to pay to the Landlord a sum of HK$44,688 (being the monthly rent payable for the Surrendered Premises under the Old Tenancy Agreement) as liquidated damages for the early termination of the Old Tenancy Agreement. Such damages have already been settled by the Company from its internal resources on 26 August 2004, being the date on which the Surrender Agreement has been signed.

The principal terms of the New Tenancy Agreement are summarized as follows:-

Landlord	:	Hollywood Palace Company Limited
Tenant	:	e-New Media Company Limited
Premises	:	Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a total gross area of 8,090 square feet
Lease term	:	8 months commencing from 1 September 2004 and expiring on 30 April 2005 (both days inclusive)
Rent	:	HK$113,260 per month (calculated at the rate of HK$14 per square feet) exclusive of management fee, government rent, government rates and other outgoings
Total rent payable	:	HK$792,820 (taking into account of the rent free period)
Rent free period	:	The last one month of the term mentioned above

CONNECTED TRANSACTION

The Landlord is a company wholly-owned by Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the New Tenancy Agreement constitutes a connected transaction for the Company under Rule 14A.13 of the Listing Rules.

The total rent payable under the New Tenancy Agreement, being HK$792,820 (after taking into account of the rent free period), is less than 0.1% of the audited total assets value of the Company as disclosed in its audited account for the year ended 31 December 2003 (which is HK$1,116,997,000). Although the total rent payable under the New Tenancy Agreement is more than 0.1% of the Total Market Capitalisation (which is HK$329,471,472) and the Total Revenue (which is HK$138,600,000), it is less than 2.5% of the Total Market Capitalisation and the Total Revenue and also less than HK$1,000,000. The Company is therefore, in accordance with Rule 14A.31 of the Listing Rules, exempt from all the reporting, announcement and independent shareholders' approval requirements contained in Chapter 14A of the Listing Rules. This announcement is made for information only with the purpose to notify the public that the Old Tenancy Agreement as disclosed in the announcement of the Company dated 28 May 2003 has been terminated and to disclose information relevant to the New Tenancy Agreement.

REASONS FOR THE TRANSACTION

The Landlord had been leasing the Premises and the Surrendered Premises to the Company as office premises for more than 3 years. Taking into account of the practical needs of the Company and with a view to save the rental expenses of the Company, it is considered that the Surrendered Premises, which formed part of the leased premises under the Old Tenancy Agreement, will not be rented by the Company under the New Tenancy Agreement. The Company, after arm's length negotiations between the parties and after making reference to market rents of similar premises in proximity, decided to terminate the Old Tenancy Agreement by entering into the Surrender Agreement and enter into the New Tenancy Agreement (at the same rate of HK$14.00 per square feet as the Old Tenancy Agreement) with the monthly rent reduced from HK$157,948 to HK$113,260 as a result of a reduction in rental areas from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

The rent will be paid by the Company from its internal resources.

The Directors (including the independent non-executive Directors) are of the opinion that the Surrender Agreement and New Tenancy Agreement and the terms and conditions contained therein are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole, and that they are entered into in the ordinary and usual course of business of the Company after due negotiations on an arm's length basis with reference to the prevailing market conditions.

INFORMATION ON THE COMPANY AND THE LANDLORD

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries are wholesale and retail of fashion wear and accessories, operation of recreational clubs, provision of telecommunications services, marketing and distribution of network cards and investment holding.

The Landlord is engaged in the property investment for rental income.

GENERAL

As at the date of this announcement, the executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG and the independent non-executive Directors are Mr. Raymond Wai Pun LAU and Dr. Jen CHEN.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless context otherwise requires:

"Board"	the board of Directors
"Company"	e-New Media Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Landlord"	Hollywood Palace Company Limited, a company incorporated in the British Virgin Islands as an international business company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Tenancy Agreement"	the tenancy agreement dated 26 August 2004 entered into between the Company as tenant and the Landlord, pursuant to which the Company agreed to lease the Premises for a monthly rent of HK$113,260 for a period of 8 months commencing from 1 September 2004 and expiring on 30 April 2005
"Old Tenancy Agreement"	the tenancy agreement dated 28 May 2003 entered into between the Company as tenant and the Landlord, pursuant to which the Company agreed to lease the Premises and the Surrendered Premises for a monthly rent of HK$157,948 for a period of 2 years commencing on 1 May 2003 and expiring on 30 April 2005
"Premises"	suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Surrender Agreement"	the surrender agreement dated 26 August 2004 entered into between the Company as tenant and the Landlord, pursuant to which the parties thereto agreed to terminate the Old Tenancy Agreement
"Surrendered Premises"	suite 1522 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong
"Total Market Capitalisation"	the average closing price of the shares of the Company as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding 26 August 2004 multiplied by the total number of shares of the Company in issue on 26 August 2004
"Total Revenue"	the total revenue of the Company as disclosed in its audited account for the year ended 31 December 2003
"HK$"	the Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the board of Directors
e-New Media Company Limited
James C. Ng
Chief Executive Officer

Hong Kong, 26 August 2004

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)

(股份代號：128)

關連交易
終止舊租賃協議
及
訂立新租賃協議

本公佈茲提述本公司於二零零三年五月二十八日發表有關簽署舊租賃協議之公佈。董事會宣佈，本公司已於二零零四年八月二十六日與業主訂立退租協議，以終止舊租賃協議，由二零零四年八月三十一日起生效，本公司亦於二零零四年八月二十六日與業主訂立新租賃協議，據此，本公司已同意向業主租入物業(不包括舊租賃協議項下之退租物業)作為其辦公室，隨著在新租賃協議下，租用面積由11,282平方呎減少至8,090平方呎，月租由舊租賃協議下之157,948港元調低至113,260港元。

業主為一間由龔如心女士全資擁有之公司，龔如心女士為本公司之控權股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人(定義見上市規則第14A.11條)而成為關連人士。因此，按照上市規則第14A.13條，根據新租賃協議計劃進行之交易構成本公司之關連交易。

根據新租賃協議應付之租金總額(即792,820港元)(已計及免租期)乃少於本公司截至二零零三年十二月三十一日止年度經審核賬目所披露之本公司經審核總資產值(即1,116,997,000港元)之0.1%。雖然根據新租賃協議應付之租金總額超過總市值(即329,471,472港元)及收益總額(即138,600,000港元)之0.1%，但仍少於總市值及收益總額之2.5%，及亦少於1,000,000港元。因此，根據上市規則第14A.31條，本公司獲豁免遵守上市規則第14A章所載之一切申報、公佈及獨立股東批准之規定。本公佈僅供參考，並旨在知會公眾人士有關本公司於二零零三年五月二十八日發表之公佈內披露之舊租賃協議已予以終止，以及披露有關新租賃協議之資料。

本公佈茲提述本公司於二零零三年五月二十八日發表有關簽署舊租賃協議之公佈。

新租賃協議之詳情

董事會宣佈，本公司已於二零零四年八月二十六日與業主訂立退租協議，以終止舊租賃協議，由二零零四年八月三十一日起生效，本公司亦於二零零四年八月二十六日與業主訂立新租賃協議，據此，本公司已同意向業主租入物業(不包括舊租賃協議項下之退租物業)作為其辦公室，隨著在新租賃協議下，租用面積由11,282平方呎減少至8,090平方呎，月租由舊租賃協議下之157,948港元調低至113,260港元。

根據舊租賃協議，本公司(作為租戶)無權於租賃期屆滿(即二零零五年四月三十日)前終止舊租賃協議。本公司已要求按退租協議之條款，提早終止舊租賃協議，根據退租協議，本公司須向業主支付44,688港元(即根據舊租賃協議項下就退租物業應付之月租)，作為提早終止舊租賃協議之算定損害賠償。本公司已於二零零四年八月二十六日(即簽署退租協議之日期)從其內部資源中撥付該等損害賠償。

新租賃協議之主要條款概述如下：

業主：	Hollywood Palace Company Limited
租戶：	安寧數碼科技有限公司
物業：	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室(總建築面積為8,090平方呎)
租賃期：	由二零零四年九月一日起計八個月，於二零零五年四月三十日屆滿(包括首尾兩天)
租金：	每月113,260港元(按每平方呎14港元計算)，不包括管理費、政府地租、政府差餉及其他開支
應付租金總額：	792,820港元(已計及免租期)
免租期：	上述租賃期之最後一個月

關連交易

業主為一間由龔如心女士全資擁有之公司，龔如心女士為本公司之控權股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人(定義見上市規則第14A.11條)而成為關連人士。因此，按照上市規則第14A.13條，根據新租賃協議計劃進行之交易構成本公司之關連交易。

根據新租賃協議應付之租金總額(即792,820港元)(已計及免租期)乃少於本公司截至二零零三年十二月三十一日止年度經審核賬目所披露之本公司經審核總資產值(即1,116,997,000港元)之0.1%。雖然根據新租賃協議應付之租金總額超過總市值(即329,471,472港元)及收益總額(即138,600,000港元)之0.1%，但仍少於總市值及收益總額之2.5%，及亦少於1,000,000港元。因此，根據上市規則第14A.31條，本公司獲豁免遵守上市規則第14A章所載之一切申報、公佈及獨立股東批准之規定。本公佈僅供參考，並旨在知會公眾人士有關本公司於二零零三年五月二十八日發表之公佈內披露之舊租賃協議已予以終止，以及披露有關新租賃協議之資料。

進行交易之原因

業主已將物業及退租物業租予本公司作辦公室超過三年。經考慮本公司的實際需要及在節省本公司租金支出之前提下，本公司根據新租賃協議將不會租用退租物業(構成舊租賃協議項下之部份租賃物業)。本公司於雙方按公平原則磋商及參考鄰近物業之市場租金後，已決定透過訂立退租協議以終止舊租賃協議，並訂立新租賃協議(與舊租賃協議相同之租金水平每平方呎14.00港元)，隨著在新租賃協議下，租用面積由11,282平方呎減少至8,090平方呎，月租由157,948港元調低至113,260港元。

租金將由本公司從其內部資源撥付。

董事(包括獨立非執行董事)認為，退租協議及新租賃協議，以及彼等所載之條款及條件乃按正常商業條款訂立，屬公平合理，並符合本公司及其股東之整體利益。退租協議及新租賃協議乃按公平原則磋商及參考現行市場狀況後，在本公司之日常及一般業務範圍內訂立。

本公司及業主之資料

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務則為批發及零售時裝及飾物、經營俱樂部、提供電訊服務、推廣及分銷網絡卡及投資控股。

業主從事物業投資，以賺取租金收入。

一般資料

於本公佈日期，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁焯才先生及楊永東先生，而獨立非執行董事則為劉偉棋先生及陳正博士。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有下列涵義：

「董事會」	指	董事會
「本公司」	指	安寧數碼科技有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「業主」	指	Hollywood Palace Company Limited，一間於英屬處女群島註冊成立為一間國際業務公司之公司
「上市規則」	指	聯交所證券上市規則
「新租賃協議」	指	本公司(作為租戶)與業主於二零零四年八月二十六日訂立之租賃協議，據此，本公司同意租用物業，月租為113,260港元，由二零零四年九月一日起計為期八個月，於二零零五年四月三十日屆滿
「舊租賃協議」	指	本公司(作為租戶)與業主於二零零三年五月二十八日訂立之租賃協議，據此，本公司同意租用物業及退租物業，月租為157,948港元，由二零零三年五月一日起計為期兩年，於二零零五年四月三十日屆滿
「物業」	指	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室
「聯交所」	指	香港聯合交易所有限公司
「退租協議」	指	本公司(作為租戶)與業主於二零零四年八月二十六日訂立之退租協議，據此，訂立協議之各方同意終止舊租賃協議
「退租物業」	指	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1522室
「總市值」	指	緊接二零零四年八月二十六日前五個營業日於聯交所每日報價表所述本公司股份之平均收市價乘以本公司於二零零四年八月二十六日已發行之股份總數
「收益總額」	指	本公司截至二零零三年十二月三十一日止年度經審核賬目所披露之本公司收益總額
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
安寧數碼科技有限公司
行政總裁
吳智明

香港，二零零四年八月二十六日

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

CHANGE OF AUDITORS

The Board announces that with effect from 18 August 2004, E&Y have been appointed as auditors of the Company to fill the vacancy following the resignation of KPMG on the same day.

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces that Messrs. KPMG ("KPMG") have resigned as auditors of the Company with effect from 18 August 2004 as the Company and KPMG could not reach a consensus on the audit fee for the financial year ending 31 December 2004.

In the notice of resignation, KPMG have confirmed that there are no circumstances connected with their resignation which they consider should be brought to the attention of the members or creditors of the Company. The Board also confirmed that there are no circumstances in respect of the change of auditors which they consider should be brought to the attention of the members or creditors of the Company.

The Board further announces that with effect from 18 August 2004, Messrs. Ernst & Young ("E&Y") have been appointed as auditors of the Company to fill the vacancy following the resignation of KPMG to hold office until the conclusion of the next Annual General Meeting. KPMG issued a professional clearance letter to E&Y on 23 August 2004 in which KPMG confirmed that there are no circumstances surrounding the change of auditors of which KPMG believe E&Y should be aware of.

By order of the Board of
e-New Media Company Limited
James C. NG
Chief Executive Officer

Hong Kong, 27 August 2004

As at the date of this announcement, the Executive Directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG and the Independent Non-executive Directors of the Company are Dr. Jen CHEN and Mr. Raymond Wai Pun LAU.

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

(股份代號：128)

更換核數師

董事會謹此宣佈，由二零零四年八月十八日起，安永獲委任為本公司核數師，以填補因畢馬威於同日之辭任後產生之空缺。

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)謹此宣佈，因本公司與畢馬威會計師事務所(「畢馬威」)未能就截至二零零四年十二月三十一日止財政年度之核數費用達成共識，畢馬威辭任為本公司核數師，由二零零四年八月十八日起生效。

於辭任通知內，畢馬威確認，其認為並無任何與其辭任有關之情況須知會本公司股東或債權人。董事會亦確認，董事會認為並無任何與更換核數師有關之情況須知會本公司股東或債權人。

董事會並宣佈，由二零零四年八月十八日起，安永會計師事務所(「安永」)獲委任為本公司核數師，以填補因畢馬威之辭任後產生之空缺，直至下屆股東週年大會結束為止。畢馬威於二零零四年八月二十三日向安永發出專業說明函件，畢馬威於函件中確認，其認為概無與更換核數師有關之情況須安永注意。

承董事會命
安寧數碼科技有限公司
行政總裁
吳智明

香港，二零零四年八月二十七日

於本公佈日期，本公司之執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生，而本公司之獨立非執行董事則為陳正博士及劉偉檳先生。

CHINA DAILY, 2 SEPTEMBER 2004

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

APPOINTMNT ON INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") is pleased to announce that Mr. Ian Grant ROBINSON ("Mr. Robinson") has been appointed as an Independent Non-executive Director of the Company with effect from 1 September 2004.

Mr. Robinson, aged 65, heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. He is the Chairman of Brek Energy Inc., a Nasdaq listed company and is a member of the Supervisory Board and the Executive Committee of the Hong Kong Housing Society. He was an Independent Non-executive Director of Global Tech (Holdings) Limited, a Hong Kong listed company, for the period from August 2003 to July 2004.

Mr. Robinson has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract signed between Mr. Robinson and the Company. Mr. Robinson is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. Mr. Robinson will be entitled to a director's fee of HK$240,000 per annum, which is determined by the Board with reference to his duties and responsibilities with the Company.

The Board would like to take this opportunity to welcome Mr. Robinson for joining the Company as an Independent Non-executive Director.

By order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 1 September 2004

As at the date of this announcement, the Executive Directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG and the Independent Non-executive Directors of the Company are Dr. Jen CHEN, Mr. Raymond Wai Pun LAU and Mr. Ian Grant ROBINSON.

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

委任獨立非執行董事

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)欣然宣佈，Ian Grant Robinson先生(「Robinson先生」)獲委任為本公司之獨立非執行董事，由二零零四年九月一日起生效。

Robinson先生，六十五歲，為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自1980年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Inc.之主席及香港房屋協會委員會成員及執行委員。在二零零三年八月至二零零四年七月期間，Robinson先生出任香港上市公司耀科國際(控股)有限公司之獨立非執行董事。

Robinson先生與本公司之任何董事、高級管理人員或主要或控股股東概無關連，亦沒有持有本公司根據證券及期貨條例第XV部定義之任何股份權益。

Robinson先生與本公司並無訂立服務合約。Robinson先生須根據本公司之組織章程細則，於本公司之股東週年大會上輪席告退及膺選連任。Robinson先生將收取董事酬金每年港幣240,000元，有關董事酬金由董事會按彼於本公司之責任和職責釐定。

董事會藉此機會歡迎Robinson先生加入本公司出任獨立非執行董事。

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零四年九月一日

於本公佈日期，本公司之執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生，而本公司之獨立非執行董事則為陳正博士、劉偉楨先生及Ian Grant Robinson先生。

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

Interim Results Announcement
For the six months ended 30 June 2004

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004, together with the unaudited comparative amounts for the corresponding period in 2003.

The interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004 - unaudited
(Expressed in Hong Kong dollars)

	Notes	Six months ended 30 June 2004 $'000	2003 $'000
Turnover	2	104,987	54,519
Cost of sales		(41,947)	(16,252)
Gross profit		63,040	38,267
Other revenue	3	11,644	907
Administrative and selling expenses		(67,089)	(33,032)
Other operating expenses, net		(7,370)	(7,349)
Profit/(loss) from operating activities	4	225	(1,207)
Finance costs	5	(227)	(518)
Share of profits less losses of associates		(1,194)	(1,973)
Loss before tax		(1,196)	(3,698)
Tax	6	38	5
Loss before minority interests		(1,158)	(3,693)
Minority interests		(3,454)	19
Net loss attributable to shareholders		(4,612)	(3,674)
Loss per share	7		
- Basic		(0.28) cents	(0.22) cents
- Diluted		N/A	N/A

Notes:

1 **Basis of preparation and significant accounting policies**

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited and Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation adopted in the preparation of the interim financial report are consistent with those used in the Group's annual financial statements for the year ended 31 December 2003.

2 **Turnover and segmental information**

An analysis of the Group's revenue and results by the Group's business segments, and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) ***Business segments***

	Group turnover Six months ended 30 June 2004 $'000 (Unaudited)	2003 $'000 (Unaudited)	Contribution to profit/(loss) from operating activities Six months ended 30 June 2004 $'000 (Unaudited)	2003 $'000 (Unaudited)
Wholesale and retail of fashion wear and accessories	73,946	—	8,850	—
Telecommunications services*	17,703	39,190	4,247	9,095
Recreational club operation	9,223	10,455	(2,592)	(5,297)
Investment and treasury	4,115	4,874	(9,219)	(4,032)
e-commerce enabling technologies	—	—	—	(34)
	104,987	54,519	1,286	(268)
Unallocated gains and expenses, net			(1,061)	(939)
			225	(1,207)

(b) ***Geographical segments***

	Group turnover Six months ended 30 June 2004 $'000 (Unaudited)	2003 $'000 (Unaudited)
Hong Kong	87,245	14,029
Mainland China	984	1,672
Japan	743	499
Other Asia Pacific regions	1,050	1,677
Europe	4,688	8,638
North America	10,274	27,969
Others	3	35
	104,987	54,519

* Included in turnover from the provision of telecommunications services for the six months ended 30 June 2004 is a sum of $10,224,000 (2003: $25,572,000) received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

3 **Other revenue**

An analysis of other revenue is as follows:

	Six months ended 30 June 2004 $'000 (Unaudited)	2003 $'000 (Unaudited)
Subleasing rental income	3,440	—
Management fees	[illegible]	[illegible]

BUSINESS REVIEW

PREMIUM FASHION - THE SWANK SHOP LIMITED ("SWANK")

Swank made marked improvements in its business and recorded positive results for the first half of 2004 due largely to improved cost control and the recovery of the retail sector in Hong Kong. Barring unexpected negative global or local developments, management believes that Swank will continue to achieve positive results through the advancement of its current business and the implementation of its expansion plans in the short and medium terms.

Swank will open multiple mono-label retail outlets bearing prestigious brand names that are consistent with Swank's image in Hong Kong in late 2004. Management believes that such expansion of the retail network will improve Swank's distribution capability and profitability. Swank is also pursuing an aggressive expansion strategy in the PRC and the first Swank retail outlet in the PRC is expected to be opened in the first half of 2005 in Shanghai.

CLUB MANAGEMENT

Shanghai

Started from July 2003, the Club has co-operated with Shanghai Landis Hospitality Management Co. Ltd., a hotel management company based in Shanghai, to turn the Club into a Spa and 4-Star hotel. Progress is on schedule as planned since the Club started its renovation in December 2003. Management expects that the Club will be re-opened by the beginning of 2005.

Hong Kong

Total revenue for the period showed slight improvement as compared with the same period last year. There has been higher demand for services at the Club Lodge, particular in the months of March and April when Hong Kong recorded a higher influx of tourists and downtown hotels experienced high occupancy rates. Restaurants and banquets business continued to be highly competitive; although as a result of higher food costs and improved banquet services, a portion of the profit margin was reduced, which management believes is a necessary outcome because of increased expectation of quality from our patrons.

BIO-MEDICAL

Cardima Inc. ("Cardima")

Listed on NASDAQ and based in California, Cardima is developing an innovative micro-catheter, Revelation Tx Microcatheter system, for treatment of atrial fibrillation (irregular heartbeat) which affects an estimated 4.5 million individuals worldwide.

In a 21 May 2004 letter, the US Food and Drug Administration ("US FDA") indicated Cardima's Revelation Tx Microcatheter with Nav Ablator Ablation System was not approvable for the second time. The US FDA stated that concerns which were indicated in its first non-approvable letter remained unresolved. The US FDA suggested Cardima to collect additional clinical trial data using a revised study design to complete the Pre-Market Application Approval.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. The newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for treatment of lupus, received an approvable letter from the US FDA in August 2002. Subject to successful completion of an undergoing confirmatory clinical trial, the market launch of the product is expected to be in 2005. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. The drug has been launched in Taiwan and market response is favorable. In addition, two drug products have obtained license in early 2004 and launched in Taiwan: "Urotrol", a new drug for treatment of urinary incontinence; and "Glusafe", for the treatment of diabetes.

TELECOMMUNICATIONS

International Premium Rate Services

In the first half of 2004, management continued to focus on opening up new markets for traditional audio-text business. Management was able to secure a number of ventures with favourable potential and anticipates that business volume will increase in a controlled manner in the second half of the year. In addition, management will continue to seek new opportunities in the market with an aim to diverse the existing portfolio of the Group.

The Group continued its success in recovering outstanding and overdue payments from transit carriers. A sum of US$1.3million was collected in June 2004. Negotiations with other transit carriers are still on-going and the Group will continue its efforts in this direction.

Wireless Network Card Business

The distribution and marketing of CDMA1X network card business in cooperation with China Unicom is growing steadily in the Shanghai market. The Group continues to look for opportunities to promote other telecommunication products with telecom operators under the similar cooperation model with China Unicom.

OTHER INVESTMENTS

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. In June 2004, ChinaPay entered into a Capital Increase Agreement of ChinaPay e-Payment with China UnionPay and 上海卡友信息服務有限公司 and ChinaPay's shares in ChinaPay e-Payment has been reduced from 49% to 40%.

On 6 August 2004, ChinaPay e-Payment together with Industrial Bank Company Ltd. and six fund management companies publicly announced the completion and launch of the Online Open-end Mutual Fund Transaction System and the debut of Online Open-end Mutual Fund Supermarket business through the System. ChinaPay e-Payment is now planning to increase the number of contracted fund companies from the current 6 to 20 and enlarge the fund products pool to a total of 50 by the end of 2004.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in software development and solution projects in China and its primary focus is in the area of e-government projects and office automation. Though Smartdot did not perform as expected during the reporting period due to the macro-economic control in China in term of revenue, the profit margin has however improved gradually when compared with the same period of last year.

LIQUIDITY AND FINANCIAL POSITION

At 30 June 2004, the Group was in a solid financial position with a cash and deposit holdings of HK$584,098,000 (31 December 2003: HK$635,058,000). At 30 June 2004, total borrowings stood at HK$14,951,000 (31 December 2003: HK$61,931,000) with HK$6,047,000 (31 December 2003: HK$52,787,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 1.6% at the interim period end date (31 December 2003: 6.8%). The current ratio at 30 June 2004 was 7.7 times (31 December 2003: 4.7 times).

At 30 June 2004, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis. During the period, the bank loans of HK$46,680,000 (US$6,000,000) was repaid in full from its

25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation adopted in the preparation of the interim financial report are consistent with those used in the Group's annual financial statements for the year ended 31 December 2003.

2 **Turnover and segmental information**

An analysis of the Group's revenue and results by the Group's business segments, and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) *Business segments*

	Group turnover Six months ended 30 June		Contribution to profit/(loss) from operating activities Six months ended 30 June	
	2004	2003	2004	2003
	$'000 (Unaudited)	*$'000 (Unaudited)*	*$'000 (Unaudited)*	*$'000 (Unaudited)*
Wholesale and retail of fashion wear and accessories	**73,946**	—	**8,850**	—
Telecommunications services*	**17,703**	39,190	**4,247**	9,095
Recreational club operation	**9,223**	10,455	**(2,592)**	(5,297)
Investment and treasury	**4,115**	4,874	**(9,219)**	(4,032)
e-commerce enabling technologies	**—**	—	**—**	(34)
	104,987	54,519	**1,286**	(268)
Unallocated gains and expenses, net			**(1,061)**	(939)
			225	(1,207)

(b) *Geographical segments*

	Group turnover Six months ended 30 June	
	2004	2003
	$'000 (Unaudited)	*$'000 (Unaudited)*
Hong Kong	**87,245**	14,029
Mainland China	**984**	1,672
Japan	**743**	499
Other Asia Pacific regions	**1,050**	1,677
Europe	**4,688**	8,638
North America	**10,274**	27,969
Others	**3**	35
	104,987	54,519

* Included in turnover from the provision of telecommunications services for the six months ended 30 June 2004 is a sum of $10,224,000 (2003: $25,572,000) received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

3 **Other revenue**

An analysis of other revenue is as follows:

	Six months ended 30 June	
	2004	2003
	$'000 (Unaudited)	*$'000 (Unaudited)*
Subleasing rental income	**3,440**	—
Management fees	**1,672**	—
Consulting services fees	**257**	513
Gain on disposal of a franchise business	**4,519**	—
Others	**1,756**	394
	11,644	907

4 **Profit/(loss) from operating activities**

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June	
	2004	2003
	$'000 (Unaudited)	*$'000 (Unaudited)*
Cost of goods sold	**37,288**	2,048
Amortisation of goodwill	**311**	938
Depreciation	**4,502**	5,731
Dividend income	**(1,048)**	(3,227)
Interest income	**(3,067)**	(3,826)
Exchange (gains)/losses, net	**(2,080)**	314
(Gain)/loss on disposal of fixed assets	**(328)**	8
Net realised and unrealised loss on investments in securities	**4,965**	658

5 **Finance costs**

Finance costs represented interest on bank loans wholly repayable within five years.

6 **Tax**

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2004 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (2003: Nil).

Tax included in the condensed consolidated profit and loss account represents over-provision of overseas profits tax in prior years.

No provision for deferred tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2004 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences as at 30 June 2004.

7 **Loss per share**

(a) *Basic loss per share*

The calculation of basic loss per share is based on the net loss attributable to shareholders for the period of $4,612,000 (2003: $3,674,000) and the weighted average of 1,650,658,676 (2003: 1,650,658,676) ordinary shares in issue during the period.

(b) *Diluted loss per share*

Diluted loss per share for both periods have not been presented as there were no diluting events during these periods.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The Group reported a turnover of HK$104,987,000 (2003: HK$54,519,000) and consolidated loss attributable to shareholders amounted to HK$4,612,000 (2003: HK$3,674,000) for the period ended 30 June 2004. The reported loss represented a 26% increase as compared with that of the trading result of the corresponding period in 2003.

"Genetaxyl" is an improved version of Paclitaxel (DMS Taxol) developed by Genovate for treatment of breast cancer. The drug has been launched in Taiwan and market response is favorable. In addition, two drug products have obtained license in early 2004 and launched in Taiwan: "Urotrol", a new drug for treatment of urinary incontinence; and "Glusafe", for the treatment of diabetes.

TELECOMMUNICATIONS

International Premium Rate Services

In the first half of 2004, management continued to focus on opening up new markets for traditional audio-text business. Management was able to secure a number of ventures with favourable potential and anticipates that business volume will increase in a controlled manner in the second half of the year. In addition, management will continue to seek new opportunities in the market with an aim to diverse the existing portfolio of the Group.

The Group continued its success in recovering outstanding and overdue payments from transit carriers. A sum of US$1.3million was collected in June 2004. Negotiations with other transit carriers are still on-going and the Group will continue its efforts in this direction.

Wireless Network Card Business

The distribution and marketing of CDMA1X network card business in cooperation with China Unicom is growing steadily in the Shanghai market. The Group continues to look for opportunities to promote other telecommunication products with telecom operators under the similar cooperation model with China Unicom.

OTHER INVESTMENTS

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. In June 2004, ChinaPay entered into a Capital Increase Agreement of ChinaPay e-Payment with China UnionPay and 上海卡友信息服務有限公司 and ChinaPay's shares in ChinaPay e-Payment has been reduced from 49% to 40%.

On 6 August 2004, ChinaPay e-Payment together with Industrial Bank Company Ltd. and six fund management companies publicly announced the completion and launch of the Online Open-end Mutual Fund Transaction System and the debut of Online Open-end Mutual Fund Supermarket business through the System. ChinaPay e-Payment is now planning to increase the number of contracted fund companies from the current 6 to 20 and enlarge the fund products pool to a total of 50 by the end of 2004.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in software development and solution projects in China and its primary focus is in the area of e-government projects and office automation. Though Smartdot did not perform as expected during the reporting period due to the macro-economic control in China in term of revenue, the profit margin has however improved gradually when compared with the same period of last year.

LIQUIDITY AND FINANCIAL POSITION

At 30 June 2004, the Group was in a solid financial position with a cash and deposit holdings of HK$584,098,000 (31 December 2003: HK$635,058,000). At 30 June 2004, total borrowings stood at HK$14,951,000 (31 December 2003: HK$61,931,000) with HK$6,047,000 (31 December 2003: HK$52,787,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 1.6% at the interim period end date (31 December 2003: 6.8%). The current ratio at 30 June 2004 was 7.7 times (31 December 2003: 4.7 times).

At 30 June 2004, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis. During the period, the bank loans of HK$46,680,000 (US$6,000,000) was repaid in full from its internal resources. Accordingly, pledges of the Company's fixed deposits given to secure such bank loans have been reduced by an equivalent amount.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position, when it considers appropriate, will hedge its foreign exchange exposure by way of forward foreign exchange contract.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$110,000 (31 December 2003: US$6,110,000) was given to bankers to secure general banking facilities to the extent of US$110,000 as at 30 June 2004 (31 December 2003: US$6,110,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this announcement, the Group employs a total of 274 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support and a performance based share option scheme.

CONTINGENT LIABILITIES

One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has made a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

AUDIT COMMITTEE

The Group's Audit Committee comprises three Independent Non-executive Directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group. The Audit Committee has reviewed the interim financial report for the six months ended 30 June 2004 with the Management and recommended its adoption by the Board.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2004 in compliance with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that Independent Non-executive Directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31 March 2004, which remains applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 20 September 2004

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; and the Independent Non-executive Directors are Dr. Jen CHEN, Mr. Raymond Wai Pun LAU and Mr. Ian Grant ROBINSON.

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

截至二零零四年六月三十日止六個月
中期業績公佈

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合中期業績，連同二零零三年同期之未經審核比較數字。

中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合損益表

截至二零零四年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零四年 千元	二零零三年 千元
營業額	2	104,987	54,519
銷售成本		(41,947)	(16,252)
毛利		63,040	38,267
其他收益	3	11,644	907
行政及銷售費用		(67,089)	(33,032)
其他經營費用淨額		(7,370)	(7,349)
經營溢利／(虧損)	4	225	(1,207)
融資成本	5	(227)	(518)
應佔聯營公司溢利減虧損		(1,194)	(1,973)
除稅前虧損		(1,196)	(3,698)
稅項	6	38	5
未計少數股東權益前虧損		(1,158)	(3,693)
少數股東權益		(3,454)	19
股東應佔虧損淨額		(4,612)	(3,674)
每股虧損	7		
－基本		(0.28)仙	(0.22)仙
－攤薄		不適用	不適用

附註：

1 **編製基準及主要會計政策**

中期財務報告乃根據香港聯合交易所有限公司主板上市規則及香港會計師公會頒佈之《會計實務準則》(「會計實務準則」)第25號「中期財務報告」之規定編製而成。編製中期財務報告所採納之會計政策及編製基準與本集團截至二零零三年十二月三十一日止年度之年度財務報表所採用者一致。

2 **營業額及分類資料**

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) **業務分類**

	集團營業額 截至六月三十日止六個月 二零零四年 千元 (未經審核)	二零零三年 千元 (未經審核)	經營溢利／(虧損)之貢獻 截至六月三十日止六個月 二零零四年 千元 (未經審核)	二零零三年 千元 (未經審核)
批發及零售時裝及飾物	73,946	－	8,850	－
電訊服務*	17,703	39,190	4,247	9,095
經營俱樂部	9,223	10,455	(2,592)	(5,297)
投資及財務管理	4,115	4,874	(9,219)	(4,032)
電子商貿技術	－	－	－	(34)
	104,987	54,519	1,286	(268)
未分配收益及支出淨額			(1,061)	(939)
			225	(1,207)

(b) **地區分類**

	集團營業額 截至六月三十日止六個月 二零零四年 千元 (未經審核)	二零零三年 千元 (未經審核)
香港	87,245	14,029
中國大陸	984	1,672
日本	743	499
其他亞太地區	1,050	1,677
歐洲	4,688	8,638
北美洲	10,274	27,969
其他	3	35
	104,987	54,519

* 一筆從最終轉駁電訊公司收回之款項10,224,000元(二零零三年：25,572,000元)，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

業務回顧

高級時裝－詩韻有限公司(「詩韻」)

詩韻在業務方面取得顯著進展，並於二零零四年上半年錄得良好業績，主要由於改善成本控制及香港零售業復甦所致。倘全球或本港並無其他不可預期之不良因素影響，管理層相信，詩韻將會透過加強現有業務，並在短期及中期內推行擴展計劃，持續取得良好業績。

詩韻將於二零零四年底，開設多間貫徹詩韻之香港形象之專售著名單一品牌零售店舖。管理層相信，擴充零售網絡可提高詩韻之分銷及盈利能力。詩韻亦積極於中國推行擴展策略，而於中國之首間零售店舖預期將於二零零五年上半年在上海開業。

俱樂部管理

上海

自二零零三年七月以來，俱樂部與一家以上海為基地之酒店管理公司－上海麗致育樂經營管理有限公司合作，將俱樂部改建為一所附設有四星級酒店之水療浴渡假中心。自俱樂部於二零零三年十二月開始進行翻新工程以來，工程一直按計劃進行。管理層預期俱樂部將於二零零五年初重新開業。

香港

本期間之總收益較去年同期略有改善。俱樂部之房客服務需求有所增加，尤以三月及四月為然，其時香港錄得大量訪港旅客，且市區酒店亦錄得較高入住率。餐廳及宴會業務持續保持高競爭力；雖然較高之食物成本及提升宴會之服務質素，導致部份邊際溢利減少，但管理層相信，隨著顧客對品質要求日益提高，這實在是必然的結果。

生物醫藥

Cardima Inc.(「Cardima」)

Cardima於納斯達克上市，以加利福尼亞州為基地，現正開發用於治療心房纖維性顫動(心律不規則)之新穎微型導管，即Revelation Tx微型導管系統，估計現時全球有4,500,000名心律不規則病患者。

美國食品及藥物管理局(「美國食品及藥物管理局」)於二零零四年五月二十一日發出之函件中指出Cardima配備有Nav Ablator Ablation System之 Revelation Tx微型導管之第二次申請不獲批核。美國食品及藥物管理局表示，第一封不批核函件中所關注的問題仍未解決。美國食品及藥物管理局建議Cardima以經修訂研究方式，收集更多臨床測試數據，以完成推出市場前批核之申請。

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥，以及在台灣進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genelabs Technologies及健亞合作開發，用於治療紅斑狼瘡之新藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待一項正在進行之臨床測試成功完成後，預期該產品將於二零零五年推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物已於台灣推出，市場反應良好。此外，以下兩種藥品已於二零零四年初取得許可證，並於台灣推出：治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

電訊

國際電訊增值服務

於二零零四年上半年，管理層繼續專注為傳統互動語音系統業務開拓新市場。管理層能找到多項具發展潛質之項目，故預期營業額將於本年度下半年在可控制情況下穩步增長。此外，管理層會繼續在市場上尋找新商機，務求令本集團之現有業務組合多元化。

本集團持續成功收回轉駁電訊公司之未償還及過期款項。於二零零四年六月收回一筆1,300,000美元之款項。本集團仍繼續與其他轉駁電訊公司進行商討，並會循此方向繼續努力。

無線上網卡業務

本集團與中國聯通合作在上海市場分銷及推廣CDMA1X上網卡之業務穩定增長。本集團繼續發掘商機，透過與中國聯通類似之合作模式，與電訊經營商合作推廣其他電訊產品。

其他投資

ChinaPay.com Holdings Limited(「ChinaPay」)

ChinaPay之主要業務是透過與中國銀聯股份有限公司成立之合營企業－上海銀聯電子支付服務有限公司(「銀聯電付」)，於中國提供商業對客戶電子繳款及銀行間跨行資金轉賬解決方案服務。於二零零四年六月，ChinaPay與中國銀聯股份有限公司及上海卡友信息服務有限公司訂立銀聯電付之增資協議；而ChinaPay於銀聯電付之股份由49%減少至40%。

於二零零四年八月六日，銀聯電付與興業銀行及六家基金管理公司公開宣佈網上開放式互惠基金交易系統(Online Open-end Mutual Fund Transaction System)經已完成並推出，並首次透過該系統進行網上開放式互惠基金超市(Online Open-end Mutual Fund Supermarket)業務。銀聯電付現正計劃將合約基金公司數目由6家增加至20家，並於二零零四年底前將基金產品種類擴展至合共50種。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，主要集中於政府電子化項目及辦公室自動化等方面。由於中國正進行宏觀經濟調控，慧點於呈報期間之收益表現未如理想，但邊際溢利則較去年同期穩步上升。

流動資金及財務狀況

於二零零四年六月三十日，本集團之財務狀況穩健，持有584,098,000港元現金及存款(二零零三年十二月三十一日：635,058,000港元)。於二零零四年六月三十日，借貸總額為14,951,000港元(二零零三年十二月三十一日：61,931,000港元)，其中6,047,000港元(二零零三年十二月三十一日：52,787,000港元)須於一年內到期償還。於中期報告結

中期財務報告乃根據香港聯合交易所有限公司主板上市規則及香港會計師公會頒佈之《會計實務準則》(「會計實務準則」)第25號「中期財務報告」之規定編製而成。編製中期財務報告所採納之會計政策及編製基準與本集團截至二零零三年十二月三十一日止年度之年度財務報表所採用者一致。

2 營業額及分類資料

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) ***業務分類***

	集團營業額 截至六月三十日止六個月		經營溢利／(虧損)之貢獻 截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
	千元	千元	千元	千元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
批發及零售時裝及飾物	73,946	–	8,850	–
電訊服務*	17,703	39,190	4,247	9,095
經營俱樂部	9,223	10,455	(2,592)	(5,297)
投資及財務管理	4,115	4,874	(9,219)	(4,032)
電子商貿技術	–	–	–	(34)
	104,987	54,519	1,286	(268)
未分配收益及支出淨額			(1,061)	(939)
			225	(1,207)

(b) ***地區分類***

	集團營業額 截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
	(未經審核)	(未經審核)
香港	87,245	14,029
中國大陸	984	1,672
日本	743	499
其他亞太地區	1,050	1,677
歐洲	4,688	8,638
北美洲	10,274	27,969
其他	3	35
	104,987	54,519

* 一筆從最終轉駁電訊公司收回之款項10,224,000元(二零零三年：25,572,000元)，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

3 **其他收益**

其他收益之分析如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
	(未經審核)	(未經審核)
分租租金收入	3,440	–
管理費	1,672	–
顧問服務費用	257	513
出售一特許經營業務之收益	4,519	–
其他	1,756	394
	11,644	907

4 **經營溢利／(虧損)**

本集團之經營溢利／(虧損)已扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
	(未經審核)	(未經審核)
銷售貨物成本	37,288	2,048
商譽攤銷	311	938
折舊	4,502	5,731
股息收入	(1,048)	(3,227)
利息收入	(3,067)	(3,826)
滙兑(收益)／虧損淨額	(2,080)	314
出售固定資產之(收益)／虧損	(328)	8
證券投資之已變現及未變現虧損淨額	4,965	658

5 **融資成本**

融資成本為須於五年內全數償還之銀行貸款之利息。

6 **税項**

由於本公司及其附屬公司於本期間並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本期間產生之應課税溢利，故於截至二零零四年六月三十日止六個月之簡明綜合損益表內，並無作出香港利得税及海外所得税撥備(二零零三年：無)。

簡明綜合損益表之税項，為過往年度超額撥備之海外利得税。

由於本公司及其附屬公司有承前税務虧損，足以抵銷於二零零四年六月三十日之應課税暫時性差額，故於截至二零零四年六月三十日止六個月之簡明綜合損益表內，並無作出遞延税項之撥備。

7 **每股虧損**

(a) ***每股基本虧損***

每股基本虧損乃根據期內股東應佔虧損淨額4,612,000元(二零零三年：3,674,000元)及期內已發行普通股加權平均數1,650,658,676股(二零零三年：1,650,658,676股)計算。

(b) ***每股攤薄虧損***

由於兩個期間並不存在具攤薄效應之事項，故並無呈列該等期間之每股攤薄虧損金額。

中期股息

董事並不建議就呈報期間派發中期股息。

管理層討論及分析

財務回顧

截至二零零四年六月三十日止期間，本集團錄得營業額104,987,000港元(二零零三年：54,519,000港元)及股東應佔綜合虧損4,612,000港元(二零零三年：3,674,000港元)。所錄得之虧損，較二零零三年同期增加26%。

測試、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genclabs Technologies及健亞合作開發，用於治療紅斑狼瘡之新藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待一項正在進行之臨床測試成功完成後，預期該產品將於二零零五年推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物已於台灣推出，市場反應良好。此外，以下兩種藥品已於二零零四年初取得許可證，並於台灣推出：治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

電訊

國際電訊增值服務

於二零零四年上半年，管理層繼續專注為傳統互動語音系統業務開拓新市場。管理層能找到多項具發展潛質之項目，故預期營業額將於本年度下半年在可控制情況下穩步增長。此外，管理層會繼續在市場上尋找新商機，務求令本集團之現有業務組合多元化。

本集團持續成功收回轉駁電訊公司之未償還及過期款項。於二零零四年六月收回一筆1,300,000美元之款項。本集團仍繼續與其他轉駁電訊公司進行商討，並會循此方向繼續努力。

無線上網卡業務

本集團與中國聯通合作在上海市場分銷及推廣CDMA1X上網卡之業務穩定增長。本集團繼續發掘商機，透過與中國聯通類似之合作模式，與電訊經營商合作推廣其他電訊產品。

其他投資

ChinaPay.com Holdings Limited(「ChinaPay」)

ChinaPay之主要業務是透過與中國銀聯股份有限公司成立之合營企業－上海銀聯電子支付服務有限公司(「銀聯電付」)，於中國提供商業對客戶電子繳款及銀行間跨行資金轉賬解決方案服務。於二零零四年六月，ChinaPay與中國銀聯股份有限公司及上海卡友信息服務有限公司訂立銀聯電付之增資協議，而ChinaPay於銀聯電付之股份由49%減少至40%。

於二零零四年八月六日，銀聯電付與興業銀行及六家基金管理公司公開宣佈網上開放式互惠基金交易系統(Online Open-end Mutual Fund Transaction System)經已完成並推出，並首次透過該系統進行網上開放式互惠基金超市(Online Open-end Mutual Fund Supermarket)業務。銀聯電付現正計劃將合約基金公司數目由6家增加至20家，並於二零零四年底前將基金產品種類擴展至合共50種。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，主要集中於政府電子化項目及辦公室自動化等方面。由於中國正進行宏觀經濟調控，慧點於呈報期間之收益表現未如理想，但邊際溢利則較去年同期穩步上升。

流動資金及財務狀況

於二零零四年六月三十日，本集團之財務狀況穩健，持有584,098,000港元現金及存款(二零零三年十二月三十一日：635,058,000港元)。於二零零四年六月三十日，借貸總額為14,951,000港元(二零零三年十二月三十一日：61,931,000港元)，其中6,047,000港元(二零零三年十二月三十一日：52,787,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即借貸總額與股東權益總額之比率)為1.6%(二零零三年十二月三十一日：6.8%)。於二零零四年六月三十日之流動比率為7.7倍(二零零三年十二月三十一日：4.7倍)。

於二零零四年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。本集團於期內已從其內部資源悉數償還銀行貸款46,680,000港元(6,000,000美元)。因此，為獲取該銀行貸款而作抵押之本公司定期存款，已減少相等之款項。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙狀況，如認為適當，將會透過遠期外滙合約對沖外滙風險。

資產抵押

本集團於二零零四年六月三十日抵押其定期存款110,000美元(二零零三年十二月三十一日：6,110,000美元)，作為取得金額達110,000美元(二零零三年十二月三十一日：6,110,000美元)之一般銀行融資之抵押。

僱員及酬金政策

於本公佈刊發日期，本集團合共聘用274名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

或然負債

於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

審核委員會

本集團之審核委員會由三名獨立非執行董事組成，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。審核委員會與管理層已審閱截至二零零四年六月三十日止六個月之中期財務報告，並建議董事會採納。

遵守最佳應用守則

概無董事知悉任何資料，足以合理地顯示本公司於截至二零零四年六月三十日止六個月內任何期間，未有遵守香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)附錄十四所載之最佳應用守則(「守則」)，惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。

於聯交所網站披露資料

根據過渡安排，於二零零四年三月三十一日前生效之上市規則附錄十六第46(1)至46(6)段規定之所有資料仍適用於二零零四年七月一日前開始之會計期間之業績公佈，因此有關資料將於適當時候在聯交所網站刊登。

承董事會命
行政總裁
吳智明

香港，二零零四年九月二十日

於本公佈刊發之日，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；而獨立非執行董事為陳正博士、劉偉楨先生及Ian Grant ROBINSON先生。

CHINA DAILY, 22 SEPTEMBER 2004

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

CHANGE IN DIRECTORSHIP

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") is pleased to announce that Mr. Cecil Sze Tsung CHAO ("Mr. Chao") has been appointed as an Independent Non-executive Director of the Company with effect from 21 September 2004.

The Board also announces that Mr. Raymond Wai Pun LAU ("Mr. Lau") has been re-designated from an Independent Non-executive Director to a Non-executive Director of the Company with effect from 21 September 2004.

Mr. Chao, aged 67, has been the Executive Chairman of Cheuk Nang (Holdings) Limited, a Hong Kong listed company, since 1988. He obtained a Bachelor of architecture degree, with honours, from the University of Durham, England and subsequently worked for property companies, architectural firms, Hong Kong Government Buildings Department and Architectural Office for forty years. He is a Hong Kong registered architect and a member of the Royal Institute of British Architect.

Mr. Chao has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lau, aged 55, joined the Board in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and he is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer. He is presently an Independent Non-Executive Director of Milkyway Image Holdings Limited, a Hong Kong listed company.

Mr. Lau has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract signed between Mr. Chao or Mr. Lau and the Company. Mr. Chao and Mr. Lau are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. Mr. Chao and Mr. Lau will be entitled to the Directors' fee of HK$20,000 per annum, which is determined by the Board with reference to their duties and responsibilities with the Company.

The Board would like to take this opportunity to welcome Mr. Chao for joining the Company as an Independent Non-executive Director.

By order of the Board
e-New Media Company Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 21 September 2004

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Mr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

董事變更

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)欣然宣佈，趙世曾先生(「趙先生」)獲委任為本公司之獨立非執行董事，由二零零四年九月二十一日起生效。

董事會亦宣佈獨立非執行董事劉偉楨先生(「劉先生」)調任為非執行董事，由二零零四年九月二十一日起生效。

趙先生，六十七歲，由一九八八年起，擔任香港上市公司卓能(集團)有限公司之執行主席。畢業於英國Durham大學，獲建築學榮譽學士銜，其後任職於香港多家地產公司、建築師事務所、政府屋宇署及建築部門達40年。趙先生乃香港註冊建築師及英國皇家建築師學會會員。

趙先生與本公司之任何董事、高級管理人員或主要或控股股東概無關連，亦沒有持有本公司根據證券及期貨條例第XV部定義之任何股份權益。

劉先生，五十五歲，於二零零一年三月加入董事會，劉先生是梁錦濤•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生為一名法律公證人及中國委託公證人。劉先生現為香港上市公司銀河映象控股有限公司之獨立非執行董事。

劉先生與本公司之任何董事、高級管理人員或主要或控股股東概無關連，亦沒有持有本公司根據證券及期貨條例第XV部定義之任何股份權益。

趙先生和劉先生與本公司並無訂立服務合約。趙先生和劉先生須根據本公司之組織章程細則，於本公司之股東週年大會上輪席告退及膺選連任。彼等將收取董事酬金每年港幣20,000元，有關董事酬金由董事會按彼等於本公司之責任和職責釐定。

董事會藉此機會歡迎趙先生加入本公司出任獨立非執行董事。

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零四年九月二十一日

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事則為趙世曾先生、陳正博士及Ian Grant Robinson先生。

enewmedia

e-New Media Company Limited

interim report

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") herein presents the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004, together with the unaudited comparative amounts for the corresponding period in 2003.

This interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004 - unaudited
(Expressed in Hong Kong dollars)

	Notes	**Six months ended 30 June**	
		2004	2003
		$'000	*$'000*
Turnover	2	**104,987**	54,519
Cost of sales		**(41,947)**	(16,252)
Gross profit		**63,040**	38,267
Other revenue	3	**11,644**	907
Administrative and selling expenses		**(67,089)**	(33,032)
Other operating expenses, net		**(7,370)**	(7,349)
Profit/(loss) from operating activities	4	**225**	(1,207)
Finance costs	5	**(227)**	(518)
Share of profits less losses of associates		**(1,194)**	(1,973)
Loss before tax		**(1,196)**	(3,698)
Tax	6	**38**	5
Loss before minority interests		**(1,158)**	(3,693)
Minority interests		**(3,454)**	19
Net loss attributable to shareholders		**(4,612)**	(3,674)
Loss per share	7		
- Basic		**(0.28) cents**	(0.22) cents
- Diluted		**N/A**	N/A

The notes on pages 6 to 13 form part of this interim financial report.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2004 - unaudited
(Expressed in Hong Kong dollars)

		At 30 June 2004		At 31 December 2003	
	Notes	***$'000***	***$'000***	*$'000*	*$'000*
Non-current assets					
Fixed assets	8				
- Investment properties			**3,600**		3,600
- Other property and equipment			**163,659**		170,717
			167,259		174,317
Goodwill			**8,356**		8,667
Interests in associates			**13,633**		17,153
Interests in jointly controlled entities (fully provided for)			**—**		—
Investment securities			**23,896**		23,896
Other investments			**52,135**		68,001
			265,279		292,034
Current assets					
Short term investments		**119,722**		108,821	
Inventories		**23,133**		30,341	
Trade receivables	9	**8,298**		13,474	
Prepayments, deposits and other receivables		**35,681**		34,709	
Due from associates		**3,958**		2,229	
Pledged cash deposits		**856**		47,536	
Cash and bank balances		**583,242**		587,522	
Tax recoverable		**331**		331	
		775,221		824,963	
Current liabilities					
Trade and other payables	10	**89,841**		118,136	
Interest bearing bank loans, secured		**—**		46,680	
Current portion of debentures	11	**840**		900	
Other loans, unsecured		**5,207**		5,207	
Tax payable		**5,461**		5,496	
		101,349		176,419	
Net current assets			**673,872**		648,544

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2004 - unaudited (continued)
(Expressed in Hong Kong dollars)

		At 30 June 2004		At 31 December 2003	
	Notes	*$'000*	*$'000*	*$'000*	*$'000*
Total assets less current liabilities			**939,151**		940,578
Non-current liabilities					
Debentures	11	**8,904**		9,144	
Deferred tax liabilities		**117**		117	
			9,021		9,261
Minority interests			**23,460**		20,006
			906,670		911,311
CAPITAL AND RESERVES					
Share capital	12		**16,507**		16,507
Reserves	13		**890,163**		894,804
			906,670		911,311

The notes on pages 6 to 13 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004 - unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2004	2003
	Note	***$'000***	*$'000*
Total equity at 1 January		**911,311**	944,514
Net gains/(losses) not recognised in the condensed consolidated profit and loss account — exchange realignment	13	**(29)**	349
Net loss for the period attributable to shareholders	13	**(4,612)**	(3,674)
Total equity at 30 June		**906,670**	941,189

The notes on pages 6 to 13 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2004 - unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
Net cash outflow from operating activities	**(9,532)**	(12,279)
Net cash inflow from investing activities	**52,467**	29,544
Net cash outflow from financing activities	**(47,207)**	(944)
Net increase/(decrease) in cash and cash equivalents	**(4,272)**	16,321
Effect of foreign exchange rate changes, net	**(8)**	75
Cash and cash equivalents at 1 January	**587,522**	573,576
Cash and cash equivalents at 30 June	**583,242**	589,972

The notes on pages 6 to 13 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

This interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited and Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and basis of preparation adopted in the preparation of this interim financial report are consistent with those used in the Group's annual financial statements for the year ended 31 December 2003.

2 TURNOVER AND SEGMENTAL INFORMATION

An analysis of the Group's revenue and results by the Group's business segments and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) Business segments

	Group turnover Six months ended 30 June		Contribution to profit/(loss) from operating activities Six months ended 30 June	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
Wholesale and retail of fashion wear and accessories	**73,946**	—	**8,850**	—
Telecommunications services*	**17,703**	39,190	**4,247**	9,095
Recreational club operation	**9,223**	10,455	**(2,592)**	(5,297)
Investment and treasury	**4,115**	4,874	**(9,219)**	(4,032)
e-commerce enabling technologies	—	—	—	(34)
	104,987	54,519	**1,286**	(268)
Unallocated gains and expenses, net			**(1,061)**	(939)
			225	(1,207)

(b) Geographical segments

	Group turnover Six months ended 30 June	
	2004	2003
	$'000	*$'000*
	(Unaudited)	*(Unaudited)*
Hong Kong	**87,245**	14,029
Mainland China	**984**	1,672
Japan	**743**	499
Other Asia Pacific regions	**1,050**	1,677
Europe	**4,688**	8,638
North America	**10,274**	27,969
Others	**3**	35
	104,987	54,519

* Included in turnover from the provision of telecommunications services for the six months ended 30 June 2004 is a sum of $10,224,000 (2003: $25,572,000) received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

3 OTHER REVENUE

An analysis of other revenue is as follows:

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
	(Unaudited)	*(Unaudited)*
Subleasing rental income	**3,440**	—
Management fees	**1,672**	—
Consulting services fees	**257**	513
Gain on disposal of a franchise business	**4,519**	—
Others	**1,756**	394
	11,644	907

4 PROFIT/(LOSS) FROM OPERATING ACTIVITIES

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
	(Unaudited)	*(Unaudited)*
Cost of goods sold	**37,288**	2,048
Amortisation of goodwill	**311**	938
Depreciation	**4,502**	5,731
Dividend income	**(1,048)**	(3,227)
Interest income	**(3,067)**	(3,826)
Exchange (gains)/losses, net	**(2,080)**	314
(Gain)/loss on disposal of fixed assets	**(328)**	8
Net realised and unrealised loss on investments in securities	**4,965**	658

5 FINANCE COSTS

Finance costs represented interest on bank loans wholly repayable within five years.

6 TAX

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2004 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (2003: Nil).

Tax included in the condensed consolidated profit and loss account represents over-provision of overseas profits tax in prior years.

No provision for deferred tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2004 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences as at 30 June 2004.

7 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the net loss attributable to shareholders for the period of $4,612,000 (2003: $3,674,000) and the weighted average of 1,650,658,676 (2003: 1,650,658,676) ordinary shares in issue during the period.

(b) Diluted loss per share

Diluted loss per share for both periods have not been presented as there were no diluting events during these periods.

8 FIXED ASSETS

The directors are of the opinion that there have been no significant changes to the open market values of the land and buildings and investment properties since 31 December 2003.

9 TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at the respective credit terms. Reviews of major receivables are conducted regularly.

An aged analysis of trade receivables as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	At 30 June 2004	At 31 December 2003
	$'000	*$'000*
	(Unaudited)	*(Audited)*
0 - 1 month	**3,426**	6,171
2 - 3 months	**873**	2,002
Over 3 months	**3,999**	5,301
	8,298	13,474

10 TRADE AND OTHER PAYABLES

All trade and other payables are due within one month or on demand.

11 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") subject to the club rules and by-laws of the Club for so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free of monthly subscription. At 30 June 2004, the Group's debentures were redeemable as follows:

	At 30 June 2004	At 31 December 2003
	$'000	*$'000*
	(Unaudited)	*(Audited)*
Within one year	**840**	900
In the second year	**1,254**	954
In the third to fifth year	**7,650**	8,190
	8,904	9,144
	9,744	10,044

All redeemable debentures are non-interest bearing and may be renewed upon maturity subject to the Group's prior consent.

12 SHARE CAPITAL

	At 30 June 2004 $'000 (Unaudited)	At 31 December 2003 $'000 (Audited)
Authorised:		
100,000,000,000 (31 December 2003: 100,000,000,000) ordinary shares of $0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (31 December 2003: 1,650,658,676) ordinary shares of $0.01 each	**16,507**	16,507

In 2002, the Company underwent a capital reorganisation scheme, details of which are set out in the note 30 on the Company's statutory financial statements for the year ended 31 December 2003.

Share options

At 30 June 2004, the outstanding share options were as follows:

Date of grant	Exercise price	Number of options outstanding at 30 June 2004
11 October 1999	$1.528	300,000
1 December 1999	$1.804	48,000
1 August 2000	$0.630	288,000
		636,000

These share options are exercisable before 29 December 2007.

At 30 June 2004, the Company had 636,000 share options outstanding under the share options scheme operated by the Company. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 636,000 additional ordinary shares of $0.01 each at a total consideration of approximately $726,000.

13 RESERVES

	Share premium account	Capital redemption reserve	Special reserve	Exchange reserve	Revaluation reserve	Accumulated losses	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
At 1 January 2003	1,189,721	478	808,822	1,175	—	(1,072,189)	928,007
Exchange realignment	—	—	—	349	—	—	349
Net loss for the period	—	—	—	—	—	(3,674)	(3,674)
At 30 June 2003	1,189,721	478	808,822	1,524	—	(1,075,863)	924,682
At 1 January 2004	1,189,721	478	808,822	2,008	33	(1,106,258)	894,804
Exchange realignment	—	—	—	(29)	—	—	(29)
Net loss for the period	—	—	—	—	—	(4,612)	(4,612)
At 30 June 2004	**1,189,721**	**478**	**808,822**	**1,979**	**33**	**(1,110,870)**	**890,163**

No dividend was declared or paid during the current or the prior period.

14. CONTINGENT LIABILITIES

One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has made a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

15 MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties during the period:

		Six months ended 30 June	
		2004	2003
		$'000	*$'000*
		(Unaudited)	*(Unaudited)*
Subleasing rental and management fee income	(i)	**2,226**	—
Consultancy fees paid to a company in which the spouse of a director of a subsidiary of the Group has controlling interest	(ii)	**708**	—
Rental expenses paid to a related company	(iii)	**914**	1,252

(i) The subleasing rental and management fee income received from an associate arose from the sublease of a shop unit and the provision of shop management services to the associate in accordance with the agreements between the Group and the associate.

(ii) The consultancy services provided to a subsidiary were charged at HK$118,000 per month in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses paid to a company controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice.

16 COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period's presentation.

17 APPROVAL OF INTERIM FINANCIAL REPORT

The unaudited interim financial report was approved and authorised for issue by the board of directors on 20 September 2004.

INDEPENDENT REVIEW REPORT

ERNST & YOUNG
安永會計師事務所

To the Board of Directors
e-New Media Company Limited
(incorporated in Hong Kong with limited liability)

We have been instructed by the Company to review the interim financial report set out on pages 1 to 13.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

Ernst & Young
Certified Public Accountants

Hong Kong
20 September 2004

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The Group reported a turnover of HK$104,987,000 (2003: HK$54,519,000) and consolidated loss attributable to shareholders amounted to HK$4,612,000 (2003: HK$3,674,000) for the period ended 30 June 2004. The reported loss represented a 26% increase as compared with that of the trading result of the corresponding period in 2003.

BUSINESS REVIEW

PREMIUM FASHION - THE SWANK SHOP LIMITED ("SWANK")

Swank made marked improvements in its business and recorded positive results for the first half of 2004 due largely to improved cost control and the recovery of the retail sector in Hong Kong. Barring unexpected negative global or local developments, management believes that Swank will continue to achieve positive results through the advancement of its current business and the implementation of its expansion plans in the short and medium terms.

Swank will open multiple mono-label retail outlets bearing prestigious brand names that are consistent with Swank's image in Hong Kong in late 2004. Management believes that such expansion of the retail network will improve Swank's distribution capability and profitability. Swank is also pursuing an aggressive expansion strategy in the PRC and the first Swank retail outlet in the PRC is expected to be opened in the first half of 2005 in Shanghai.

CLUB MANAGEMENT

Shanghai

Started from July 2003, the Club has co-operated with Shanghai Landis Hospitality Management Co. Ltd., a hotel management company based in Shanghai, to turn the Club into a Spa and 4-Star hotel. Progress is on schedule as planned since the Club started its renovation in December 2003. Management expects that the Club will be re-opened by the beginning of 2005.

Hong Kong

Total revenue for the period showed slight improvement as compared with the same period last year. There has been higher demand for services at the Club Lodge, particular in the months of March and April when Hong Kong recorded a higher influx of tourists and downtown hotels experienced high occupancy rates. Restaurants and banquets business continued to be highly competitive; although as a result of higher food costs and improved banquet services, a portion of the profit margin was reduced, which management believes is a necessary outcome because of increased expectation of quality from our patrons.

BIO-MEDICAL

Cardima Inc. ("Cardima")

Listed on NASDAQ and based in California, Cardima is developing an innovative micro-catheter, Revelation Tx Microcatheter system, for treatment of atrial fibrillation (irregular heartbeat) which affects an estimated 4.5 million individuals worldwide.

In a 21 May 2004 letter, the US Food and Drug Administration ("US FDA") indicated Cardima's Revelation Tx Microcatheter with Nav Ablator Ablation System was not approvable for the second time. The US FDA stated that concerns which were indicated in its first non-approvable letter remained unresolved. The US FDA suggested Cardima to collect additional clinical trial data using a revised study design to complete the Pre-Market Application Approval.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. The newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for treatment of lupus, received an approvable letter from the US FDA in August 2002. Subject to successful completion of an undergoing confirmatory clinical trial, the market launch of the product is expected to be in 2005. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. The drug has been launched in Taiwan and market response is favorable. In addition, two drug products have obtained license in early 2004 and launched in Taiwan: "Urotrol", a new drug for treatment of urinary incontinence; and "Glusafe", for the treatment of diabetes.

TELECOMMUNICATIONS

International Premium Rate Services

In the first half of 2004, management continued to focus on opening up new markets for traditional audio-text business. Management was able to secure a number of ventures with favourable potential and anticipates that business volume will increase in a controlled manner in the second half of the year. In addition, management will continue to seek new opportunities in the market with an aim to diverse the existing portfolio of the Group.

The Group continued its success in recovering outstanding and overdue payments from transit carriers. A sum of US$1.3million was collected in June 2004. Negotiations with other transit carriers are still on-going and the Group will continue its efforts in this direction.

Wireless Network Card Business

The distribution and marketing of CDMA1X network card business in cooperation with China Unicom is growing steadily in the Shanghai market. The Group continues to look for opportunities to promote other telecommunication products with telecom operators under the similar cooperation model with China Unicom.

OTHER INVESTMENTS

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. In June 2004, ChinaPay entered into a Capital Increase Agreement of ChinaPay e-Payment with China UnionPay and 上海卡友信息服務有限公司 and ChinaPay's shares in ChinaPay e-Payment has been reduced from 49% to 40%.

On 6 August 2004, ChinaPay e-Payment together with Industrial Bank Company Ltd. and six fund management companies publicly announced the completion and launch of the Online Open-end Mutual Fund Transaction System and the debut of Online Open-end Mutual Fund Supermarket business through the System. ChinaPay e-Payment is now planning to increase the number of contracted fund companies from the current 6 to 20 and enlarge the fund products pool to a total of 50 by the end of 2004.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in software development and solution projects in China and its primary focus is in the area of e-government projects and office automation. Though Smartdot did not perform as expected during the reporting period due to the macro-economic control in China in term of revenue, the profit margin has however improved gradually when compared with the same period of last year.

LIQUIDITY AND FINANCIAL POSITION

At 30 June 2004, the Group was in a solid financial position with a cash and deposit holdings of HK$584,098,000 (31 December 2003: HK$635,058,000). At 30 June 2004, total borrowings stood at HK$14,951,000 (31 December 2003: HK$61,931,000) with HK$6,047,000 (31 December 2003: HK$52,787,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 1.6% at the interim period end date (31 December 2003: 6.8%). The current ratio at 30 June 2004 was 7.7 times (31 December 2003: 4.7 times).

At 30 June 2004, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis. During the period, the bank loans of HK$46,680,000 (US$6,000,000) was repaid in full from its internal resources. Accordingly, pledges of the Company's fixed deposits given to secure such bank loans have been reduced by an equivalent amount.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position, when it considers appropriate, will hedge its foreign exchange exposure by way of forward foreign exchange contract.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$110,000 (31 December 2003: US$6,110,000) was given to bankers to secure general banking facilities to the extent of US$110,000 as at 30 June 2004 (31 December 2003: US$6,110,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 274 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

CONNECTED TRANSACTIONS

On 26 August 2004, the Company entered into the Surrender Agreement with Hollywood Palace Company Limited (the "Landlord"), a company controlled by a controlling shareholder, to terminate a tenancy agreement dated 28 May 2003 (the "Old Tenancy Agreement"). On the same day, a new tenancy agreement (the "New Tenancy Agreement") was entered into between the same parties in respect of the letting of certain premises under the Old Tenancy Agreement for a period of eight months commencing 1 September 2004 with the monthly rent reduced from HK$157,948 under the Old Tenancy Agreement to HK$113,260 as a result of a reduction in rental areas from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

AUDIT COMMITTEE

The Group's Audit Committee comprises three Independent Non-executive Directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group. The Audit Committee has reviewed the interim financial report for the six months ended 30 June 2004 with the Management and recommended its adoption by the Board.

DIRECTORS' INTERESTS AND SHORT POSITIONS, UNDERLYING SHARES AND DEBENTURES

At 30 June 2004, the interests and short positions of the directors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long position in ordinary shares of the Company:

	Corporate interests	Percentageof total issued shares
Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Details of the outstanding share options as at 30 June 2004 were as follows:

	Number of options outstanding at the beginning of the period	Number of options lapsed during the period	Number of options outstanding at the period end	Date granted	Price per share on exercise of options
Granted under the Old Scheme:					
Employees	1,320,000	684,000	636,000	11 October 1999 to 1 August 2000	HK$0.63 to HK$1.804

Share options under the Old Scheme are exercisable before 29 December 2007.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Ordinary shares of HK$0.01 each			
Substantial shareholders	**Direct interests**	**Indirect interests**	**Total number of ordinary shares held**	**Percentage of total issued shares**
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms Nina KUNG *(Note)*	—	571,642,145	571,642,145	34.6%

Note: The interests disclosed under Ms Nina KUNG represent her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2004 in compliance with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Listing Rules except that Independent Non-executive Directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Mode Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (as may be amended from time to time by the Stock Exchange pursuant to the Listing Rules) as the Company's code of conduct and rules governing dealings by all Directors in the securities of the Company.

After having made specific enquiry of all Directors, the Directors complied with the required standard set out in the Model Code during the six months ended 30 June 2004.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 20 September 2004

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司，於截至二零零四年六月三十日止六個月內，概無購買、出售或贖回本公司任何上市證券。

遵守最佳應用守則

概無董事知悉任何資料，足以合理地顯示本公司於截至二零零四年六月三十日止六個月內任何期間，未有遵守上市規則附錄十四所載之最佳應用守則(「守則」)，惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。

董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載之上市公司董事進行證券交易的標準守則(聯交所根據上市規則可不時作出修訂)(「標準守則」)，作為本公司之操守準則以及所有董事買賣本公司證券之規則。

在向所有董事作出具體查詢後，董事於截至二零零四年六月三十日止六個月已遵守標準守則所規定之標準。

承董事會命
行政總裁
吳智明

香港，二零零四年九月二十日

購股權計劃

為符合聯交所證券上市規則(「上市規則」)第17章(經修訂),於二零零二年六月十四日舉行之本公司股東特別大會上,本公司股東已正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」),並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要載於二零零二年五月二十八日向股東寄發之通函內。所有新購股權須根據新計劃之條款及條件授出。概無購股權根據新計劃授出。

所有根據舊計劃授出之尚未行使購股權仍然有效,並可根據舊計劃之條文行使。

於二零零四年六月三十日尚未行使之購股權詳情如下:

	期初尚未行使之購股權數目	於本期內失效之購股權數目	期終尚未行使之購股權數目	授出日期	行使購股權時須支付之每股價格
根據舊計劃授出:					
僱員	1,320,000	684,000	636,000	一九九九年十月十一日至二零零零年八月一日	0.63港元至1.804港元

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予行使。

除上文所披露者外,本公司或其任何附屬公司於本期間任何時間概無參與任何安排,致使本公司董事或行政人員或任何彼等之配偶或十八歲以下子女,可藉購買本公司或任何其他機構之股份或債券而獲益。

主要股東及其他人士股份權益及淡倉及相關股份

於二零零四年六月三十日,根據證券及期貨條例第336條之規定本公司存置之權益登記冊所記錄,擁有本公司已發行股本5%或以上之權益如下:

好倉:

	每股面值0.01港元之普通股			
主要股東	**直接權益**	**間接權益**	**所持有之普通股總額**	**已發行股份總額之百分比**
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士*(附註)*	—	571,642,145	571,642,145	34.6%

附註: 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited持有權益,而被視為於本公司股份擁有之權益。

除上文所披露者外,根據證券及期貨條例第336條之規定所記錄,概無任何人士登記擁有本公司之股份或相關股份之任何權益或淡倉。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用274名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

關連交易

於二零零四年八月二十六日，本公司與一名控權股東所控制之公司Hollywood Palace Company Limited(「業主」)訂立退租協議，以終止於二零零三年五月二十八日訂立之租賃協議(「舊租賃協議」)。同日，雙方訂立一項新租賃協議(「新租賃協議」)，租賃若干舊租賃協議之物業，由二零零四年九月一日起為期八個月，而由於租賃面積由11,282平方呎減少至新租賃協議之8,090平方呎，故月租由舊租賃協議之157,948港元減少至113,260港元。

審核委員會

本集團之審核委員會由三名獨立非執行董事組成，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。審核委員會與管理層已審閱截至二零零四年六月三十日止六個月之中期財務報告，並建議董事會採納。

董事權益及淡倉、相關股份及債券

於二零零四年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條之規定存置之登記冊所載，或根據上市公司董事進行證券交易的標準守則須向本公司及香港聯合交易所有限公司(「聯交所」)作出申報，董事於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股本中，擁有權益及淡倉如下：

於本公司普通股之好倉：

	公司權益	已發行股份總額之百分比
梁榮江	200,000	0.012%

除上文所披露者外，根據證券及期貨條例第352條之規定所記錄，或根據上市公司董事進行證券交易的標準守則須向本公司及聯交所作出申報，概無董事登記擁有本公司或其任何相聯法團之股份、相關股份或債券之任何權益或淡倉。

其他投資

ChinaPay.com Holdings Limited(「ChinaPay」)

ChinaPay之主要業務是透過與中國銀聯股份有限公司成立之合營企業－上海銀聯電子支付服務有限公司(「銀聯電付」)，於中國提供商業對客戶電子繳款及銀行間跨行資金轉賬解決方案服務。於二零零四年六月，ChinaPay與中國銀聯股份有限公司及上海卡友信息服務有限公司訂立銀聯電付之增資協議，而ChinaPay於銀聯電付之股份由49%減少至40%。

於二零零四年八月六日，銀聯電付與興業銀行及六家基金管理公司公開宣佈網上開放式互惠基金交易系統(Online Open-end Mutual Fund Transaction System)經已完成並推出，並首次透過該系統進行網上開放式互惠基金超市(Online Open-end Mutual Fund Supermarket)業務。銀聯電付現正計劃將合約基金公司數目由6家增加至20家，並於二零零四年底前將基金產品種類擴展至合共50種。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，主要集中於政府電子化項目及辦公室自動化等方面。由於中國正進行宏觀經濟調控，慧點於呈報期間之收益表現未如理想，但邊際溢利則較去年同期穩步上升。

流動資金及財務狀況

於二零零四年六月三十日，本集團之財務狀況穩健，持有584,098,000港元現金及存款(二零零三年十二月三十一日：635,058,000港元)。於二零零四年六月三十日，借貸總額為14,951,000港元(二零零三年十二月三十一日：61,931,000港元)，其中6,047,000港元(二零零三年十二月三十一日：52,787,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即借貸總額與股東權益總額之比率)為1.6%(二零零三年十二月三十一日：6.8%)。於二零零四年六月三十日之流動比率為7.7倍(二零零三年十二月三十一日：4.7倍)。

於二零零四年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。本集團於期內已從其內部資源悉數償還銀行貸款46,680,000港元(6,000,000美元)。因此，為獲取該銀行貸款而作抵押之本公司定期存款，已減少相等之款項。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙狀況，如認為適當，將會透過遠期外滙合約對沖外滙風險。

資產抵押

本集團於二零零四年六月三十日抵押其定期存款110,000美元(二零零三年十二月三十一日：6,110,000美元)，作為取得金額達110,000美元(二零零三年十二月三十一日：6,110,000美元)之一般銀行融資之抵押。

生物醫藥

Cardima Inc.(「Cardima」)

Cardima於納斯達克上市,以加利福尼亞州為基地,現正開發用於治療心房纖維性顫動(心律不規則)之新穎微型導管,即Revelation Tx微型導管系統,估計現時全球有4,500,000名心律不規則病患者。

美國食品及藥物管理局(「美國食品及藥物管理局」)於二零零四年五月二十一日發出之函件中指出Cardima配備有Nav Ablator Ablation System之 Revelation Tx微型導管之第二次申請不獲批核。美國食品及藥物管理局表示,第一封不批核函件中所關注的問題仍未解決。美國食品及藥物管理局建議Cardima以經修訂研究方式,收集更多臨床測試數據,以完成推出市場前批核之申請。

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司,其業務範圍包括:開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥,以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genelabs Technologies及健亞合作開發,用於治療紅斑狼瘡之新藥物「Prestara」,已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待一項正在進行之臨床測試成功完成後,預期該產品將於二零零五年推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物已於台灣推出,市場反應良好。此外,以下兩種藥品已於二零零四年初取得許可證,並於台灣推出:治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

電訊

國際電訊增值服務

於二零零四年上半年,管理層繼續專注為傳統互動語音系統業務開拓新市場。管理層能找到多項具發展潛質之項目,故預期營業額將於本年度下半年在可控制情況下穩步增長。此外,管理層會繼續在市場上尋找新商機,務求令本集團之現有業務組合多元化。

本集團持續成功收回轉駁電訊公司之未償還及過期款項。於二零零四年六月收回一筆1,300,000美元之款項。本集團仍繼續與其他轉駁電訊公司進行商討,並會循此方向繼續努力。

無線上網卡業務

本集團與中國聯通合作在上海市場分銷及推廣CDMA1X上網卡之業務穩定增長。本集團繼續發掘商機,透過與中國聯通類似之合作模式,與電訊經營商合作推廣其他電訊產品。

中期股息

董事並不建議就呈報期間派發中期股息。

管理層討論及分析

財務回顧

截至二零零四年六月三十日止期間，本集團錄得營業額104,987,000港元(二零零三年：54,519,000港元)及股東應佔綜合虧損4,612,000港元(二零零三年：3,674,000港元)。所錄得之虧損，較二零零三年同期增加26%。

業務回顧

高級時裝－詩韻有限公司(「詩韻」)

詩韻在業務方面取得顯著進展，並於二零零四年上半年錄得良好業績，主要由於改善成本控制及香港零售業復甦所致。倘全球或本港並無其他不可預期之不良因素影響，管理層相信，詩韻將會透過加強現有業務，並在短期及中期內推行擴展計劃，持續取得良好業績。

詩韻將於二零零四年底，開設多間貫徹詩韻之香港形象之專營著名單一品牌零售店鋪。管理層相信，擴充零售網絡可提高詩韻之分銷及盈利能力。詩韻亦積極於中國推行擴展策略，而於中國之首間零售店鋪預期將於二零零五年上半年在上海開業。

俱樂部管理

上海

自二零零三年七月以來，俱樂部與一家以上海為基地之酒店管理公司－上海麗致育樂經營管理有限公司合作，將俱樂部改建為一所附設有四星級酒店之水療浴渡假中心。自俱樂部於二零零三年十二月開始進行翻新工程以來，工程一直按計劃進行。管理層預期俱樂部將於二零零五年初重新開業。

香港

本期間之總收益較去年同期略有改善。俱樂部之房客服務需求有所增加，尤以三月及四月為然，其時香港錄得大量訪港旅客，且市區酒店亦錄得較高入住率。餐廳及宴會業務持續保持高競爭力；雖然較高之食物成本及提升宴會之服務質素而導致部份邊際溢利減少，但管理層相信，隨著顧客對品質要求日益提高，這實在是必然的結果。

獨立審閱報告

ERNST & YOUNG
安永會計師事務所

致安寧數碼科技有限公司
(於香港註冊成立之有限公司)
董事會

本會計師事務所已按 貴公司之指示審閱載於第1至第13頁之中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告時必須遵守香港會計師公會頒佈之會計實務準則第25 號「中期財務報告」之有關規定。董事須負責編製中期財務報告，而中期財務報告亦已經董事批准。我們的責任是根據我們審閱工作的結果，對中期財務報告作出獨立結論，並按照我們雙方所協定之應聘條款，僅向 閣下(作為一個個體)報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告之內容，對任何其他人士負責或承擔法律責任。

審閱工作

本會計師事務所是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向 貴集團管理層作出查詢及分析中期財務報告，並據此評估財務報告中所依據的會計政策及呈報方式是否貫徹運用，另有說明的情況則除外。審閱不包括控制測試及資產、負債及交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度亦較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據我們不構成審核的審閱工作，本會計師事務所並不知悉截至二零零四年六月三十日止六個月之中期財務報告需要作出任何重大修訂。

安永會計師事務所
執業會計師

香港
二零零四年九月二十日

15 重大關連人士交易

本集團於期內與關連人士進行下列重大交易：

		截至六月三十日止六個月	
		二零零四年	二零零三年
		千元	*千元*
		(未經審核)	*(未經審核)*
分租租金及管理費收入	(i)	**2,226**	—
向一間公司(本集團一附屬公司之一名董事之配偶擁有該公司之控股權益)支付之顧問費用	(ii)	**708**	—
向一間關連公司支付之租金	(iii)	**914**	1,252

(i) 本集團乃根據與一聯營公司訂立之協議，向該聯營公司分租一間店鋪及提供店鋪管理服務，以收取分租租金及管理費收入。

(ii) 該關連公司乃根據與一附屬公司訂立之協議，向該附屬公司收取之顧問費用為每月118,000港元。

(iii) 向一間由本公司主要股東控制之公司支付的租金乃參考有關業內慣例而釐定。

16 比較數字

若干比較數字經已重列，以符合本期間之呈列方式。

17 批准中期財務報告

董事會於二零零四年九月二十日批准並授權刊發未經審核中期財務報告。

13 儲備

	股份溢價	資本贖回儲備	特殊儲備	滙兌儲備	重估儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
於二零零三年一月一日	1,189,721	478	808,822	1,175	—	(1,072,189)	928,007
滙兌調整	—	—	—	349	—	—	349
本期內虧損淨額	—	—	—	—	—	(3,674)	(3,674)
於二零零三年六月三十日	1,189,721	478	808,822	1,524	—	(1,075,863)	924,682
於二零零四年一月一日	1,189,721	478	808,822	2,008	33	(1,106,258)	894,804
滙兌調整	—	—	—	(29)	—	—	(29)
本期內虧損淨額	—	—	—	—	—	(4,612)	(4,612)
於二零零四年六月三十日	**1,189,721**	**478**	**808,822**	**1,979**	**33**	**(1,110,870)**	**890,163**

本期間或上個期間並無宣派或派發任何股息。

14. 或然負債

於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元（涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生）。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

12 股本

	於二零零四年六月三十日 千元 (未經審核)	於二零零三年十二月三十一日 千元 (經審核)
法定：		
100,000,000,000股(二零零三年十二月三十一日：100,000,000,000股)每股面值0.01元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股(二零零三年十二月三十一日：1,650,658,676股)每股面值0.01元之普通股	**16,507**	16,507

於二零零二年，本公司進行股本重組計劃。有關詳情載於本公司截至二零零三年十二月三十一日止年度之法定財務報表附註30。

購股權

於二零零四年六月三十日，尚未行使之購股權如下：

授出日期	**行使價**	**於二零零四年六月三十日尚未行使之購股權數目**
一九九九年十月十一日	1.528元	300,000
一九九九年十二月一日	1.804元	48,000
二零零零年八月一日	0.630元	288,000
		636,000

此等購股權可於二零零七年十二月二十九日前行使。

於二零零四年六月三十日，根據本公司之購股權計劃，本公司尚未行使之購股權數目為636,000。根據本公司現有股本架構，悉數行使剩餘之購股權，將導致額外發行每股面值0.01元之普通股636,000股，代價總額約為726,000元。

9 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予信貸期時，會考慮個別客戶之財務穩健狀況，以及與本集團之經商年期。主要應收款項均作定期評估。

應收賬款經扣除呆壞賬撥備之賬齡（按發票日期）分析如下：

	於二零零四年六月三十日 千元 (未經審核)	於二零零三年十二月三十一日 千元 (經審核)
0－1個月	**3,426**	6,171
2－3個月	**873**	2,002
3個月以上	**3,999**	5,301
	8,298	13,474

10 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期，或於接獲通知時償還。

11 債券

債券持有人可以成為顯達鄉村俱樂部（「俱樂部」）之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零四年六月三十日，本集團之債券可於下列期間贖回：

	於二零零四年六月三十日 千元 (未經審核)	於二零零三年十二月三十一日 千元 (經審核)
一年內	**840**	900
於第二年	**1,254**	954
於第三年至第五年	**7,650**	8,190
	8,904	9,144
	9,744	10,044

所有可贖回債券均為免息，並可在本集團同意下於期滿時續期。

6 稅項

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零四年六月三十日止六個月之簡明綜合損益表內，並無作出香港利得稅及海外所得稅撥備（二零零三年：無）。

簡明綜合損益表之稅項，為過往年度超額撥備之海外利得稅。

由於本公司及其附屬公司有承前稅務虧損，足以抵銷於二零零四年六月三十日之應課稅暫時性差額，故於截至二零零四年六月三十日止六個月之簡明綜合損益表內，並無作出遞延稅項之撥備。

7 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據期內股東應佔虧損淨額4,612,000元（二零零三年：3,674,000元）及期內已發行普通股加權平均數1,650,658,676股（二零零三年：1,650,658,676股）計算。

(b) 每股攤薄虧損

由於兩個期間並不存在具攤薄效應之事項，故並無呈列該等期間之每股攤薄虧損金額。

8 固定資產

董事認為，土地及樓宇及投資物業之公開市值，自二零零三年十二月三十一日以來並無重大變動。

3 其他收益

其他收益之分析如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
	(未經審核)	(未經審核)
分租租金收入	**3,440**	—
管理費	**1,672**	—
顧問服務費用	**257**	513
出售一特許經營業務之收益	**4,519**	—
其他	**1,756**	394
	11,644	907

4 經營溢利／(虧損)

本集團之經營溢利／(虧損)已扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
	(未經審核)	(未經審核)
銷售貨物成本	**37,288**	2,048
商譽攤銷	**311**	938
折舊	**4,502**	5,731
股息收入	**(1,048)**	(3,227)
利息收入	**(3,067)**	(3,826)
滙兑(收益)／虧損淨額	**(2,080)**	314
出售固定資產之(收益)／虧損	**(328)**	8
證券投資之已變現及未變現虧損淨額	**4,965**	658

5 融資成本

融資成本為須於五年內全數償還之銀行貸款之利息。

2 營業額及分類資料

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) 業務分類

	集團營業額 截至六月三十日止六個月		經營溢利／(虧損)之貢獻 截至六月三十日止六個月	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	*千元*	***千元***	*千元*
	(未經審核)	*(未經審核)*	***(未經審核)***	*(未經審核)*
批發及零售時裝及飾物	**73,946**	—	**8,850**	—
電訊服務*	**17,703**	39,190	**4,247**	9,095
經營俱樂部	**9,223**	10,455	**(2,592)**	(5,297)
投資及財務管理	**4,115**	4,874	**(9,219)**	(4,032)
電子商貿技術	**—**	—	**—**	(34)
	104,987	54,519	**1,286**	(268)
未分配收益及支出淨額			**(1,061)**	(939)
			225	(1,207)

(b) 地區分類

	集團營業額 截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	*千元*
	(未經審核)	*(未經審核)*
香港	**87,245**	14,029
中國大陸	**984**	1,672
日本	**743**	499
其他亞太地區	**1,050**	1,677
歐洲	**4,688**	8,638
北美洲	**10,274**	27,969
其他	**3**	35
	104,987	54,519

* 一筆從最終轉駁電訊公司收回之款項10,224,000元(二零零三年：25,572,000元)，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

未經審核中期財務報告附註

(以港元呈列)

1 編製基準及主要會計政策

本中期財務報告乃根據香港聯合交易所有限公司主板上市規則及香港會計師公會頒佈之《會計實務準則》(「會計實務準則」)第25號「中期財務報告」之規定編製而成。

編製本中期財務報告所採納之會計政策及編製基準與本集團截至二零零三年十二月三十一日止年度之年度財務報表所採用者一致。

簡明綜合現金流量表

截至二零零四年六月三十日止六個月－未經審核
（以港元呈列）

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	*千元*
經營業務之現金流出淨額	**(9,532)**	(12,279)
投資活動之現金流入淨額	**52,467**	29,544
融資活動之現金流出淨額	**(47,207)**	(944)
現金及現金等值增加／（減少）淨額	**(4,272)**	16,321
外幣滙率變動影響淨額	**(8)**	75
於一月一日之現金及現金等值	**587,522**	573,576
於六月三十日之現金及現金等值	**583,242**	589,972

第6至13頁之附註屬本中期財務報告之一部份。

簡明綜合股東權益變動表

截至二零零四年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零四年 千元	 二零零三年 千元
於一月一日之總權益		**911,311**	944,514
未於簡明綜合損益表確認之收益／(虧損)淨額			
－滙兑調整	13	**(29)**	349
股東應佔期內虧損淨額	13	**(4,612)**	(3,674)
於六月三十日之總權益		**906,670**	941,189

第6至13頁之附註屬本中期財務報告之一部份。

簡明綜合資產負債表

二零零四年六月三十日－未經審核（續）
（以港元呈列）

	附註	於二零零四年六月三十日 千元	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元	於二零零三年十二月三十一日 千元
總資產減流動負債			**939,151**		940,578
非流動負債					
債券	11	**8,904**		9,144	
遞延税項負債		**117**		117	
			9,021		9,261
少數股東權益			**23,460**		20,006
			906,670		911,311
資本及儲備					
股本	12		**16,507**		16,507
儲備	13		**890,163**		894,804
			906,670		911,311

第6至13頁之附註屬本中期財務報告之一部份。

簡明綜合資產負債表

二零零四年六月三十日－未經審核
(以港元呈列)

	附註	於二零零四年六月三十日 千元	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元	於二零零三年十二月三十一日 千元
非流動資產					
固定資產	8				
－投資物業			**3,600**		3,600
－其他物業及設備			**163,659**		170,717
			167,259		174,317
商譽			**8,356**		8,667
於聯營公司之權益			**13,633**		17,153
於共同控制公司之權益（悉數撥備）			**—**		—
投資證券			**23,896**		23,896
其他投資			**52,135**		68,001
			265,279		292,034
流動資產					
短期投資		**119,722**		108,821	
存貨		**23,133**		30,341	
應收賬款	9	**8,298**		13,474	
預付款項、按金及其他應收款項		**35,681**		34,709	
應收聯營公司款項		**3,958**		2,229	
已抵押現金存款		**856**		47,536	
現金及銀行結存		**583,242**		587,522	
可收回稅項		**331**		331	
		775,221		824,963	
流動負債					
應付賬款及其他應付款項	10	**89,841**		118,136	
附息銀行貸款－已抵押		**—**		46,680	
債券之即期部份	11	**840**		900	
其他貸款－無抵押		**5,207**		5,207	
應付稅項		**5,461**		5,496	
		101,349		176,419	
流動資產淨值			**673,872**		648,544

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)提呈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合中期業績，連同二零零三年同期之未經審核比較數字。

本中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合損益表

截至二零零四年六月三十日止六個月－未經審核
(以港元呈列)

		截至六月三十日止六個月	
		二零零四年	二零零三年
	附註	*千元*	*千元*
營業額	2	**104,987**	54,519
銷售成本		**(41,947)**	(16,252)
毛利		**63,040**	38,267
其他收益	3	**11,644**	907
行政及銷售費用		**(67,089)**	(33,032)
其他經營費用淨額		**(7,370)**	(7,349)
經營溢利／(虧損)	4	**225**	(1,207)
融資成本	5	**(227)**	(518)
應佔聯營公司溢利減虧損		**(1,194)**	(1,973)
除稅前虧損		**(1,196)**	(3,698)
稅項	6	**38**	5
未計少數股東權益前虧損		**(1,158)**	(3,693)
少數股東權益		**(3,454)**	19
股東應佔虧損淨額		**(4,612)**	(3,674)
每股虧損	7		
－基本		**(0.28)仙**	(0.22)仙
－攤薄		**不適用**	不適用

第6至13頁之附註屬本中期財務報告之一部份。

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安寧數碼科技有限公司

中 期 報 告